UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

 Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cumulus Media Inc.

(Name of Issuer)
Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)
231082108

(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 231082108	SCHEDULE 13G/A	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS Greywolf Event Driven Master Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP** (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,500,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,500,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.55%
12		TYPE OF REPORTING PERSON OO

** The reporting persons making this filing hold an aggregate of 2,500,000 Shares, which is 8.55% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

CUSIP No. 231082108	SCHEDULE 13G/A	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS Greywolf Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP** (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,500,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,500,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.55%
12		TYPE OF REPORTING PERSON PN, IA

** The reporting persons making this filing hold an aggregate of 2,500,000 Shares, which is 8.55% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

CUSIP No. 231082108	SCHEDULE 13G/A	Page 4 of 8 Pages

1		NAME OF REPORTING PERSONS Greywolf GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP** (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,500,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,500,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.55%
12		TYPE OF REPORTING PERSON OO

** The reporting persons making this filing hold an aggregate of 2,500,000 Shares, which is 8.55% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

CUSIP No. 231082108	SCHEDULE 13G/A	Page 5 of 8 Pages

1		NAME OF REPORTING PERSONS Jonathan Savitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP** (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,500,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,500,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.55%
12		TYPE OF REPORTING PERSON IN

** The reporting persons making this filing hold an aggregate of 2,500,000 Shares, which is 8.55% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

CUSIP No. 231082108	SCHEDULE 13G/A	Page 6 of 8 Pages

This Amendment No. 1 to Schedule 13G amends and restates in its entirety the Schedule 13G initially filed on July 5, 2016 (together with all prior and current amendments thereto, this “Schedule 13G/A”).

Item 1.	(a) Name of Issuer:

Cumulus Media Inc. (the “Company”)

(b) Address of Issuer’s Principal Executive Offices:

3280 Peachtree Road, N.W., Suite 2300

Atlanta, Georgia 30305

Item 2.	(a) Name of Person Filing:

(i) Greywolf Event Driven Master Fund, a Cayman Islands exempted company (“Greywolf Event Driven”), with respect to the Shares held by it;

(ii) Greywolf Capital Management LP, a Delaware limited partnership and the investment manager of Greywolf Event Driven (the “Investment Manager”), with respect to the Shares held by Greywolf Event Driven;

(iii) Greywolf GP LLC, a Delaware limited liability company and the general partner of the Investment Manager (the “Investment Manager General Partner”), with respect to the Shares held by Greywolf Event Driven; and

(iv) Jonathan Savitz, a United States citizen and the sole managing member of the Investment Manager General Partner (“Savitz”), with respect to the Shares held by Greywolf Event Driven.

(b) Address of Principal Business Office, or, if none, Residence:

The address of the principal business office of (i) all of the Reporting Persons other than Greywolf Event Driven is 4 Manhattanville Road, Suite 201, Purchase, New York 10577; and (ii) Greywolf Event Driven is 89 Nexus Way, Camana Bay, Grand Cayman KY19007.

(c) Citizenship:

The citizenship of each of the Reporting Persons is set forth in the cover page for each Reporting Person.

(d) Title of Class of Securities:

Class A Common Stock, par value $0.01 per share (the “Shares”)

(e) CUSIP Number:

231082108

CUSIP No. 231082108	SCHEDULE 13G/A	Page 7 of 8 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is an entity specified in (a) - (k):
Not Applicable.

Item 4. Ownership

The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person hereto is incorporated herein by reference for each such Reporting Person.

The Shares reported hereby for Greywolf Event Driven are owned directly by it. The Investment Manager, as investment manager of Greywolf Event Driven may be deemed to be a beneficial owner of all such Shares owned by Greywolf Event Driven. The Investment Manager General Partner, as general partner of the Investment Manager, may be deemed to be a beneficial owner of all such Shares owned by Greywolf Event Driven. Savitz, as the sole managing member of the Investment Manager General Partner, may be deemed to be a beneficial owner of all such Shares owned by Greywolf Event Driven. Each of the Investment Manager, the Investment Manager General Partner and Savitz hereby disclaims any beneficial ownership of any such Shares.

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

The Reporting Persons are filing this Schedule 13G/A pursuant to Rule 13d-1(c). Consistent with Item 2 of the cover page for each Reporting Person above, the Reporting Persons neither disclaim nor affirm the existence of a group among them.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 231082108	SCHEDULE 13G/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017

GREYWOLF GP LLC
By: Jonathan Savitz

By:	/s/ Jonathan Savitz
	Name:	Jonathan Savitz
	Title:	Managing Member

GREYWOLF CAPITAL MANAGEMENT LP
On its own behalf
And as Investment Manager to
GREYWOLF EVENT DRIVEN MASTER FUND

By: Jonathan Savitz

By:	/s/ Jonathan Savitz
	Name:	Jonathan Savitz
	Title:	Managing Member of Greywolf GP LLC, its General Partner

By:	/s/ Jonathan Savitz
	Name:	Jonathan Savitz